Notice to ASX Addendum to Rio Tinto Limited notice of meeting 25 March 2020 Rio Tinto Limited has today issued an addendum to its 2020 notice of annual general meeting. The addendum will be available at riotinto.com/invest/shareholder-information/annual-general-meetings and will be released to the ASX. The addendum sets out the shareholder requisitioned resolutions and supporting statements received by the company as announced on 4 March 2020, and the board’s response and voting recommendation with respect to those resolutions. The addendum also provides an update on the arrangements for the Rio Tinto Limited’s annual general meeting to be held on 7 May 2020. Consistent with the Australian Government’s recently announced limitations on large gatherings as a result of the impact of the COVID-19 virus in Australia, shareholders are strongly encouraged not to attend this year’s annual general meeting in person. Rio Tinto Limited is investigating possible arrangements for shareholders to participate in its annual general meeting remotely, including holding it as a “hybrid” meeting. Shareholders will be updated as soon as practicable on these arrangements at riotinto.com/invest/shareholder-information/annual-general-meetings. Page 1 of 2

Contacts

media.enquiries@riotinto.com
riotinto.com

Follow @RioTinto on Twitter

Media Relations, United Kingdom
Illtud Harri
M +44 7920 503 600

David Outhwaite
T +44 20 7781 1623
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Media Relations, Asia
Grant Donald
T +65 6679 9290
M +65 9722 6028

Media Relations, Australia
Jonathan Rose
T +61 3 9283 3088
M +61 447 028 913

Matt Chambers
T +61 3 9283 3087
M +61 433 525 739

Jesse Riseborough
T +61 8 6211 6013
M +61 436 653 412

Investor Relations, United Kingdom
Menno Sanderse
T: +44 20 7781 1517
M: +44 7825 195 178

David Ovington
T +44 20 7781 2051
M +44 7920 010 978

Investor Relations, Australia
Natalie Worley
T +61 3 9283 3063
M +61 409 210 462

Amar Jambaa
T +61 3 9283 3627
M +61 472 865 948

Group Company Secretary
Steve Allen

Rio Tinto plc
6 St James's Square
London SW1Y 4AD
United Kingdom
T +44 20 7781 2000
Registered in England
No. 719885

Joint Company Secretary
Tim Paine

Rio Tinto Limited
Level 7, 360 Collins Street
Melbourne 3000
Australia
T +61 3 9283 3333
Registered in Australia
ABN 96 004 458 404

This announcement is authorised for release to the market by Rio Tinto's Group Company Secretary.

Page 2 of 2